SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F ☑ Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ☐ No ☑

      (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

News Release

CNH Announces Extension of Senior Notes Exchange Offer

LAKE FOREST, Ill., June 22, 2005 /PRNewswire-FirstCall via COMTEX/ –
CNH Global N.V. (NYSE: CNH) today announced that its wholly owned subsidiary, Case New Holland Inc., has extended the expiration date of its offer to exchange up to $500,000,000 in aggregate principal amount of its registered 6% Senior Notes due 2009 for its outstanding unregistered 6% Senior Notes due 2009, and up to $1,050,000,000 in aggregate principal amount of its registered 9 1/4% Senior Notes due 2011 for its outstanding unregistered 9 1/4% Senior Notes due 2011.

The exchange offer, which was originally scheduled to expire at 5:00 p.m., New York City time, on June 21, 2005, will now expire at 5:00 p.m., New York City time, on June 27, 2005. Through 5:00 p.m., New York City time, on June 21, 2005, $496,680,000 in aggregate principal amount of the outstanding 6% Senior Notes due 2009 and $1,045,415,000 in aggregate principal amount of the outstanding 9 1/4% Senior Notes due 2011 have been tendered to the exchange agent by the holders thereof.

The exchange agent for the exchange offer is JPMorgan Chase Bank, N.A., ITS Bond Events, 2001 Bryan Street, 9th Floor, Dallas, TX 75201. For information, call +1-800-275-2048.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the senior notes, nor will there be any sale of the senior notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 11,400 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at http://www.cnh.com.

SOURCE CNH Global N.V.

CONTACT: Richard L. Nelson, Media Relations, +1-847-955-3939, or Albert Trefts, Jr., Investor Relations, +1-847-955-3821, both of CNH Global N.V.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

June 22, 2005